UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Jack W. Schuler c/o Crabtree Partners LLC 28161 North Keith Drive Lake Forest, Illinois 60045 (847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101

1.	Name of Reporting Person: Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,360,880*
	8.	Shared Voting Power 21,388,972**
	9.	Sole Dispositive Power 5,360,880*
	10.	Shared Dispositive Power 21,388,972**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,749,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%***
14.	Type of Reporting Person (See Instructions) IN

*	This total consists of: (i) 5,319,769 shares of common stock owned by Mr. Schuler; plus (ii) 41,111 shares of common stock (the “Schuler Option Shares”) issuable upon the exercise of vested stock options granted to Mr. Schuler.
**	This total consists of: (i) 20,721,828 shares of common stock owned by the Schuler Family Foundation (the “Foundation”); plus (ii) 667,144 shares of common stock issuable upon the exercise of Class D Warrants held by the Foundation (the “JWS Included Warrant Shares”). This total excludes: (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock (as defined in Item 3) following the Requisite Stockholder Approval (as defined in Item 4); (ii) 1,635,474 shares of common stock issuable upon the exercise of Class D Warrants held by the Foundation because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of common stock then outstanding; and (iii) 23,077,000 shares of common stock issuable upon the exercise of Class E Warrants held by the Foundation because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of common stock then outstanding.
***	Calculated based on a total of 133,816,171 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement (as defined in Item 3), and (ii) 708,255 shares of common stock issuable pursuant to the Schuler Option Shares and JWS Included Warrant Shares as described above.

CUSIP No. 411307101

1.	Name of Reporting Person: Renate Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,000
	8.	Shared Voting Power 28,058,966*
	9.	Sole Dispositive Power 16,000
	10.	Shared Dispositive Power 28,058,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,074,966
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%**
14.	Type of Reporting Person (See Instructions) IN

*	This total consists of: (i) 20,721,828 shares of common stock owned by the Foundation; plus (ii) 2,302,618 shares of common stock issuable upon the exercise of Class D Warrants held by the Foundation and 5,034,520 shares of common stock issuable upon the exercise of Class E Warrants held by the Foundation (collectively, the “RS Included Warrant Shares”). This total excludes: (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock (as defined in Item 3) following the Requisite Stockholder Approval (as defined in Item 4); and (ii) 18,042,480 shares of common stock issuable upon the exercise of Class E Warrants held by the Foundation because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of common stock then outstanding.
**	Calculated based on a total of 140,445,054 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement (as defined in Item 3), and (ii) 7,337,138 shares of common stock issuable pursuant to the RS Included Warrant Shares as described above.

CUSIP No. 411307101

1.	Name of Reporting Person: Schuler Family Foundation EIN 36-4154510
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,078,963*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,078,963*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,078,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%**
14.	Type of Reporting Person (See Instructions) CO

*	This total consists of: (i) 20,721,828 shares of common stock owned by the Foundation; plus (ii) 2,302,618 shares of common stock issuable upon the exercise of Class D Warrants held by the Foundation and 5,054,517 shares of common stock issuable upon the exercise of Class E Warrants held by the Foundation (collectively, the “Foundation Included Warrant Shares”). This total excludes: (i) other shares of common stock that may be acquired upon the conversion of shares of Series A Preferred Stock (as defined in Item 3) following the Requisite Stockholder Approval (as defined in Item 4); and (ii) 18,022,483 shares of common stock issuable upon the exercise of Class E Warrants held by the Foundation because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of common stock then outstanding.
**	Calculated based on a total of 140,465,051 shares of common stock outstanding, which is comprised of (i) 133,107,916 shares of common stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement (as defined in Item 3), and (ii) 7,357,135 shares of common stock issuable pursuant to the Foundation Included Warrant Shares as described above.

Introduction

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2013 (the “Schedule 13D”). This Amendment No. 1 is being filed on behalf of Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2. Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 9, 2015, the Schuler Family Foundation entered into a Securities Purchase Agreement (“Purchase Agreement”) with the Company and the other purchasers identified in Exhibit A therein. Pursuant to the Purchase Agreement, on March 11, 2015, the Schuler Family Foundation purchased an aggregate of 23,077 shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), at a per share price equal to $650.00 (the “Price Per Share”), for an aggregate purchase price of $15.0 million. In conjunction with such purchase and pursuant to the terms of the Purchase Agreement, the Company contemporaneously issued to the Schuler Family Foundation warrants (“Series E Warrants”) exercisable to purchase an aggregate of 23,077,000 shares of Common Stock. The Schuler Family Foundation financed the purchase of the shares of Series A Preferred Stock with its own funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As referenced above, on March 9, 2015, the Schuler Family Foundation entered into the Purchase Agreement with the Company. As contemplated by the Purchase Agreement, on March 11, 2015, the Schuler Family Foundation and certain other purchasers identified therein entered into an amendment and restatement to the Amended and Restated Investor Rights Agreement, dated August 11, 2014, by and among the Company and the purchasers named therein (the “Second A&R Investor Rights Agreement”).

The following summaries of the Purchase Agreement, the Series A Preferred Stock, the Series E Warrants and the Second A&R Investor Rights Agreement are not intended to be complete. The Purchase Agreement, the form of Series E Warrant, the Second A&R Investor Rights Agreement and the Company’s Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, dated as of March 11, 2015 (the “Certificate of Designations”), are each incorporated herein by reference, and the summaries herein are qualified in their entirety by reference thereto. This Amendment No. 1 does not purport to amend, qualify or in any way modify such agreements.

Purchase Agreement.

Pursuant to the Purchase Agreement and the transactions contemplated thereby, on March 11, 2015, the Schuler Family Foundation purchased an aggregate of 23,077 shares of Series A Preferred Stock at the aggregate Price Per Share and received, contemporaneously and in conjunction with such purchase, Series E Warrants from the Company, exercisable to purchase an aggregate of 23,077,000 shares of Common Stock.

As promptly as practicable following the date of the Purchase Agreement, the Company is required to hold a meeting of its stockholders in order to, among other things, vote upon the approval of: (i) an increase in the amount of the Company’s authorized Common Stock, (ii) the taking of any and all corporate actions in furtherance of fully effectuating the full conversion of the Preferred Stock and the full exercise of the Series E Warrants and Series D Warrants, including the issuance of additional Common Stock and the correction or removal of any limitations restricting the foregoing conversion and exercise, and (iii) the removal of the restriction prohibiting the exercise of certain Series E Warrants and Series D Warrants if, after giving effect to such exercise, the holder of such Series E Warrants and Series D Warrants would beneficially own in excess of 19.99% of the outstanding shares of Common Stock (collectively, the “Requisite Stockholder Approval”). Under the Purchase Agreement, the Schuler Family Foundation agreed to vote all shares of Common Stock beneficially owned by it or any of its Affiliates (as defined therein) in favor of the foregoing actions at every duly called meeting of the Company’s stockholders at which such matters are duly considered and at every adjournment or postponement thereof.

As discussed further in this Item 4, unless and until Requisite Stockholder Approval is obtained, the Schuler Family Foundation is prohibited from converting any of its shares of Series A Preferred Stock or exercising any of its Series D Warrants or Series E Warrants for shares of Common Stock to the extent that such conversion or exercise would cause the holder, together with such holder’s affiliates and any other person acting as a group with such holder or any of such holder’s affiliates, to beneficially own more than 19.99% of the Common Stock then outstanding.

Series A Preferred Stock.

On March 11, 2015, the Company filed the Certificate of Designations with the Secretary of State of the State of Delaware to establish the designations, preferences, powers and rights of the Series A Preferred Stock. The Certificate of Designations amended the Company’s Restated Certificate of Incorporation, as amended, and was effective immediately upon filing. The Series A Preferred Stock is convertible into shares of Common Stock, initially, upon the election of at least a majority of the shares of Series A Preferred Stock then outstanding and only to the extent that such conversion does not trigger any shareholder approval requirement set forth in the NASDAQ Stock Market, LLC (“NASDAQ”) listing rules and, thereafter, automatically upon obtaining the Requisite Stockholder Approval. The number of shares of Common Stock into which each share of Series A Preferred Stock is convertible is equal to the number obtained by dividing (i) the sum of the Price Per Share and the amount of any accrued but unpaid dividends thereon by (ii) the lesser of $0.65 and the per share trailing volume-weighted average share price of the Common Stock on NASDAQ for the ten trading days ending on the date prior to the date of such conversion, subject to customary anti-dilution adjustments. Prior to conversion, the Series A Preferred Stock will bear interest at an initial rate of 2%, which interest rate will increase by 2% quarterly.

Series E Warrants.

The Series E Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from March 11, 2015 through and including March 11, 2017, at an exercise price equal to the lesser of (i) $0.975 per Warrant Share and (ii) a 50% premium on the per share trailing volume-weighted average share price of the Common Stock on NASDAQ for the ten trading days ending on the date prior to the date on which the Requisite Stockholder Approval is obtained (or, if such approval is not necessary, the earlier of the date on which such Warrant is exercised or December 31, 2015), subject to customary anti-dilution adjustments. Notwithstanding the foregoing, the Series E Warrants held by the Schuler Family Foundation prohibit each such holder from exercising any such warrants to the extent that such exercise would cause such holder, together with such holder’s affiliates and any other persons acting as a group with such holder or any of such holder’s affiliates, to beneficially own more than 19.99% of the Common Stock then outstanding. The exercise price and the number of shares of Common Stock subject to the Series E Warrants are subject to adjustment from time to time in accordance with the terms set forth therein.

Second A&R Investor Rights Agreement.

As noted above, on March 11, 2015, the Company and the Schuler Family Foundation entered into the Second A&R Investor Rights Agreement. The Second A&R Investor Rights Agreement provides for, among other things, demand registration rights for the Schuler Family Foundation, among others, that will require the Company to register shares of Common Stock held by the Schuler Family Foundation with the SEC and permit the Schuler Family Foundation to sell such registered shares of Common Stock to the public, subject to conditions specified therein. Furthermore, pursuant to the Second A&R Investor Rights Agreement, if the Company proposes to register any of its Common Stock at any time prior to March 11, 2020, the Schuler Family Foundation, among others, will have the right to request that all or any part of their registrable shares be included in the registration, subject to specified exceptions.

Except as disclosed in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Foundation is a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

Mr. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by Mrs. Schuler or the Foundation.

Mrs. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by Mr. Schuler or the Foundation.

The reporting persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment No. 1 is not, and should not be construed as, an admission that the reporting persons constitute a person or a group.

(a)

Jack W. Schuler

Mr. Schuler may be deemed the beneficial owner of 26,749,852 shares of Common Stock, consisting of: (i) 5,319,769 shares of Common Stock that he owns; plus (ii) 41,111 shares of Common Stock (the “Schuler Option Shares”) issuable upon the exercise of vested stock options granted; plus (iii) 20,721,828 shares of Common Stock owned by the Foundation; plus (iv) 667,144 shares of Common Stock (the “JWS Included Warrant Shares”) issuable upon the exercise of warrants held by the Foundation.

These shares represent 19.99% of the Company’s outstanding shares of Common Stock, determined on the basis of 133,816,171 shares of Common Stock outstanding, derived as follows: (i) 133,952,416 shares of Common Stock outstanding as of March 9, 2015, as disclosed in the disclosure schedule to the Purchase Agreement; plus (ii) the 41,111 Schuler Option Shares; plus (iii) the 667,144 JWS Included Warrant Shares.

The Foundation’s Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding. Accordingly, 24,712,474 shares of Common Stock otherwise issuable upon the exercise of the Foundation’s Warrants have been excluded both from the number of shares of Common Stock of which Mr. Schuler may be deemed the beneficial owner and from the numbers of shares of Common Stock outstanding. In addition, 23,077 shares of Series A Preferred Stock held by the Foundation have been excluded because such shares are not convertible into shares of Common Stock unless and until the Requisite Stockholder Approval is obtained.

As noted above, Mr. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

Renate Schuler

Mrs. Schuler may be deemed the beneficial owner of 28,074,966 shares of Common Stock, consisting of: (i) 16,000 shares of Common Stock that she owns; plus (ii) 20,721,828 shares of Common Stock owned by the Foundation; plus (iii) 7,337,138 shares of Common Stock (the “RS Included Warrant Shares”) issuable upon the exercise of warrants held by the Foundation.

These shares represent 19.99% of the Company’s outstanding shares of Common Stock based on a total of 140,445,054 shares of Common Stock outstanding, which is comprised of (i) 133,107,916 shares of Common Stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement (as defined in Item 3), and (ii) the 7,337,138 RS Included Warrant Shares.

The Foundation’s Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding. Accordingly, 18,042,480 shares of Common Stock otherwise issuable upon the exercise of the Foundation’s Warrants have been excluded both from the number of shares of Common Stock of which Mrs. Schuler may be deemed the beneficial owner and from the numbers of shares of Common Stock outstanding. In addition, 23,077 shares of Series A Preferred Stock held by the Foundation have been excluded because such shares are not convertible into shares of Common Stock unless and until the Requisite Stockholder Approval is obtained.

As noted above, Mrs. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

Schuler Family Foundation

The Foundation is the beneficial owner of 28,078,963 shares of Common Stock, consisting of: (i) 20,721,828 shares of Common Stock that the Foundation owns; plus (ii) 7,357,135 shares of Common Stock (the “Foundation Included Warrant Shares”) issuable upon the exercise of warrants held by the Foundation.

These shares represent 19.99% of the Company’s outstanding shares of Common Stock based on a total of 133,107,916 shares of Common Stock outstanding, which is comprised of (i) 133,107,916 shares of Common Stock outstanding as of March 9, 2015, as reported by the Company on the disclosure schedules to the Purchase Agreement (as defined in Item 3), and (ii) the 7,357,135 Foundation Included Warrant Shares.

The Foundation’s Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding. Accordingly, 18,022,483 shares of Common Stock otherwise issuable upon the exercise of the Foundation’s Warrants have been excluded both from the number of shares of Common Stock of which the Foundation may be deemed the beneficial owner and from the numbers of shares of Common Stock outstanding. In addition, 23,077 shares of Series A Preferred Stock held by the Foundation have been excluded because such shares are not convertible into shares of Common Stock unless and until the Requisite Stockholder Approval is obtained.

(b)

Jack W. Schuler

Shares with sole power to vote or to direct the vote	5,360,880
Shares with shared power to vote or direct the vote	21,388,972	*
Shares with sole power to dispose or direct the disposition	5,360,880
Shares with sole power to dispose or direct the disposition	21,388,972	*

*  Mr. Schuler shares the voting and dispositive power in respect of the shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

Renate Schuler

Shares with sole power to vote or to direct the vote	16,000
Shares with shared power to vote or direct the vote	28,058,966	*
Shares with sole power to dispose or direct the disposition	16,000
Shares with sole power to dispose or direct the disposition	28,058,966	*

*  Mrs. Schuler shares the voting and dispositive power in respect of the shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Eva Schuler.

Schuler Family Foundation

Shares with sole power to vote or to direct the vote	28,078,963
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	28,078,963
Shares with sole power to dispose or direct the disposition	0

(c)

The information in Item 4 regarding the Foundation’s purchase of the shares of Preferred Stock and Series E Warrants is incorporated into this Item 5 by reference.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that the reporting persons may be deemed to beneficially own.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Company and the Schuler Family Foundation have entered into the Purchase Agreement and the Second A&R Investor Rights Agreement with the purchasers respectively named therein. The information set forth in Item 4 with respect to the Purchase Agreement, the Second A&R Investor Rights Agreement and the Series E Warrants is incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated as of March 9, 2015, by and among the Company, the Schuler Family Foundation and the other purchasers named therein (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 12, 2015).

Exhibit 2	Form of Series E Warrant, dated as of March 11, 2015, as to the purchase by the Schuler Family Foundation of shares of Common Stock of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 12, 2015).

Exhibit 3	Second Amended and Restated Investor Rights Agreement, dated as of March 11, 2015, by and among the Company, the Schuler Family Foundation and the other purchasers named therein (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed March 12, 2015).

Exhibit 4	Certificate of Designations of the Series A Preferred Stock of the Company, dated as of March 11, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed March 12, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2015

/s/ Jack W. Schuler
Jack W. Schuler

/s/ Renate Schuler
Renate Schuler

Schuler Family Foundation

By:	/s/ Jack Schuler
Jack Schuler, Director